Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

The following communication contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation and growth in security attacks, benefits of the proposed merger involving Symantec Corporation and VERITAS Software Corporation, such as improved customer and platform coverage, improved product capabilities and lowered customer costs, post-closing integration of the businesses and product lines of Symantec and VERITAS, future stock prices, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this communication. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this article.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS with the SEC on February 11, 2005. Any offer of securities will only be made pursuant to a definitive joint proxy statement/prospectus. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523. Symantec, VERITAS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the preliminary joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a transcript of a Q&A session held by Symantec Corporation and Deutsche Bank Securities Inc. at the Deutsche Bank Securities Inc. Global Software Conference on March 8, 2005:

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Final Transcript — Conference Call Transcript SYMC — Symantec at Deutsche Bank Securities Inc. Global Software Conference Event Date/Time: Mar. 08. 2005 / 11:30AM ET Event Duration: N/A
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Final Transcript
Mar. 08. 2005 / 11:30AM, SYMC — Symantec at Deutsche Bank Securities Inc. Global Software Conference —
CORPORATE PARTICIPANTS
Enrique Salem Symantec Corp — SVP of Security Solutions
CONFERENCE CALL PARTICIPANTS
Todd Raker Deutsche Bank Securities
QUESTION AND ANSWER
Todd Raker – Deutsche Bank Securities
Let me start off with two questions and then we’ll open it up for the audience. First, since you spend a fair amount of time talking about VERITAS, can you update us on the acquisition process? When is the proxy due out and what your best guess in terms of when that deal should close?
Enrique Salem - Symantec Corp — SVP of Security Solutions
Sure, so where we are with the process is we have filed our S4 with the SEC and usually the SEC takes about 30-plus days to get their comments back to us and so we’re expecting comments in the next week or so. From there, obviously we will respond to the comments and go through the process. We’re expecting to have a shareholder vote probably sometime towards the end of April and we’re expecting the deal to close definitely in Q2 probably by the end of May.[1]
Todd Raker – Deutsche Bank Securities
And then shifting gears on you since you now wear your consumer hat also. Can you talk about the big topic here — Microsoft’s potential entry into the antivirus business. What you think your competitive response will be? How sustainable is the growth rate on the consumer AV side or the consumer security market?
Enrique Salem - Symantec Corp — SVP of Security Solutions
Sure, so one of the things that we’ve seen is that consumers today are looking to buy a lot more than just antivirus. We’ve had tremendous success with a product that we call Norton Internet Security and what Norton Internet Security brings is a complete set of capabilities. A personal firewall, URL filtering, antivirus and a whole host of other security products that are important for anybody who’s getting online. If you have a broadband connection and you don’t run Norton Internet Security you’re exposed.
So what we’re seeing is instead of focusing and waiting for the market to move to a new opportunity, we’re saying we understand what customers want and what customers want is a complete integrated solution that has full protection. And one of the things you can expect us to add to these products — our enterprise products will add spyware protection at the end of this quarter. We’ll add that into our consumer business in the next
[1] Mr. Salem subsequently corrected his statement to indicate that Symantec currently expected a shareholder vote in mid-May and closing of the deal in late May.
quarter and so what customers expect from us is protection from a range of threats and so from our perspective you know we’ll see what Microsoft does. Where they enter. How they enter, but our goal is really to make sure we have a solution that consumers can use to protect themselves when they get online.
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Final Transcript
Mar. 08. 2005 / 11:30AM, SYMC — Symantec at Deutsche Bank Securities Inc. Global Software Conference —
Todd Raker – Deutsche Bank Securities
Let me open up for questions from the audience. Any questions? Let’s turn to the enterprise side for a minute. Your end of your fiscal year is your March quarter. You’ve got the VERITAS deal ongoing. Can you talk about execution on the sales force? What’s the risk for disruption off of the deal and then actually give us some insight into the June quarter because it’s my understanding is that VERITAS is roughly pursuing a five quarter year so their incentivizing their sales force to continue to sell this quarter. What’s the risk if there’s a gap in the second quarter in terms of momentum?
Enrique Salem - Symantec Corp — SVP of Security Solutions
I think a couple of comments. I think the first part is that what we’re doing is this is the last quarter of our fiscal year — the Symantec fiscal year as Todd said and so our sales force is highly incented to make sure that they deliver on their numbers because they’re into their accelerators. I think what we’ve done with the VERITAS sales force, as Todd also mentioned, is we’ve made this the fifth quarter of their year so they actually have some really good upside on their commission plan.
I think what really matters when you try to combine two companies like Symantec and VERITAS is crispness in decision making. You can’t hesitate to make the big decisions and what John Thompson has done to date is he’s basically said here is how the organization is going to be structured. Here is who is meeting what areas. We’ve already put our new sales structure in place for the combined company and we’re just in the process of rolling that out to the entire company, but I think that by having made these decisions early, I think it really puts us in a position where come the close of the transaction we will be in a very good position to not only drive Symantec’s existing business, but also the VERITAS business and more importantly, we’ll be actually able to leverage the combined channel strength of the two companies.
We can take the VERITAS products backup exec and a few of the other solutions through our channels very aggressively into the market and visa versa we can leverage the VERITAS sales force that has incredible account presence at the C level — at the CIO to pull in other Symantec products. So I think that the combination leveraging the channels, crisp decision making, I think will allow us to not miss a beat.
Todd Raker – Deutsche Bank Securities
Any questions from the audience? If you look at the enterprise side of your business can you talk about the competitive landscape across your prior portfolio and where do you see areas of strengths and areas of weakness today from a demand perspective within the enterprise portfolio?
Enrique Salem - Symantec Corp — SVP of Security Solutions
Well, if you look at it prior to the VERITAS acquisition we had about 95 different products in our portfolio. So we have a very broad set of offerings. If you look at it we’ve actually done a very good job on a number of different platforms and what we see in the enterprise market is clearly the environment is very heterogeneous. There isn’t one operating system that’s deployed across the entire network. Across the entire enterprise. So what we always focus on is how do we do a better job of managing across all of the products and solutions that are deployed in the environment? So from an opportunity perspective — because I like to focus on the opportunies — is that what we’re seeing right now, and we all deal with this, is a much more highly regulated environment that we all have to do business with — business in.
It’s not just SOCs, it’s not GOB, it’s not HIPAA, it’s a range of regulations. And so, what we’ve done is we’ve got products like our Enterprise Security Management offering. It’s a product we call ESM. And what ESM is designed around is how do you have the appropriate controls in your environment so that when somebody says who has access to that server? Did somebody have access to the financial information that wasn’t supposed to be disclosed?
And with ESM, we’re at a position where we’re very easily able to keep track of any vulnerabilities on the server, keep track of logs and allow the IT staff to quickly determine has there been any compromises or breaches in security. So our ESM product is a classic example of how we can use some of our technologies to help businesses have better control and comply with regulations.
And so, the regulatory environment that we live in is creating a number of opportunities. I give you one example, but what we’ve done is we’ve created a solution that actually spans how do we help customers deal with some of the changing regulations? And more importantly, what we’re going to do is combine the Symantec’s security portfolio with the VERITAS portfolio so that the combination allows us to better deal with the changing regulations.
Todd Raker – Deutsche Bank Securities
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Final Transcript
Mar. 08. 2005 / 11:30AM, SYMC — Symantec at Deutsche Bank Securities Inc. Global Software Conference —
We got a question here.
Unidentified Audience Member
Now that the Microsoft anti-virus data is out, what have you learned about that? And what kind of consumer response have you learned about either consumers thinking about the Microsoft product or consumers thinking about Symantec products?
Enrique Salem - Symantec Corp — SVP of Security Solutions
Usually, I don’t like to comment on betas, ‘cause they tend to change. But I think at the end of the day, what I focus on is the second half of your question, which is what is the consumer response? And to date, Symantec has been the largest security vendor in the world. We have the largest market share in consumer anti-virus. And we are continuing to see significant demand for our anti-virus products.
One of the things that we are seeing is with all of the attention that anti-virus is getting beyond our own demand generation capabilities is we’re actually seeing in market expansion more people are aware of the problems. So the good news is that what we’re seeing is increasing demand for our AV solutions. And more importantly, increasing demand for our higher price point products, Norton Internet Security, where we sell AV at a $49 price point. We’re seeing increasing demand for Norton Internet Security, which is a $69 price point. So that’s what we’re seeing so far.
Unidentified Audience Member
On the consumer side, can you just talk about the intellectual property issue. You guys have the Hillgrave (ph) patent , just saw the patent last week, which seems to be fundamental to virus detection. How much ahead of it is this to new competitors coming into the market?
Enrique Salem - Symantec Corp — SVP of Security Solutions
I think that we absolutely have one of the most robust patent portfolios and probably the most robust in security. Our goal, though, is we are — we have to protect our IP. Somebody infringes on our IP, we have to do something about it. I mean to date, though, our business has been more about how do we serve customers? How do we solve the problems customers are dealing with? And we’ll cross that bridge when we get there as far as whose potentially using IP that belongs to us. And, obviously, they need to have the appropriate license if they’re going to do that. But from our perspective, we’re very focused on what’s the breadth of solution that we can offer our customers in the consumer market? And what we see is that the consumer market continues to evolve. Let me give you a couple of simple examples. Back in 1990, a lot of the work that we did was in dis-spaced utilities. That was what Peter Norton started with Norton Utilities. What we’ve seen happen is that the problems have evolved. The problems have changed where today the things that we deal with are much different. Phishing, identify theft is a big issue. Personal privacy is a big issue. How do you do business online?
I mean, I guarantee you I talk to lots and lots of enterprises and many consumers who are worried about when they go online if they try to authenticate themselves, is somebody stealing their password? Is somebody intercepting part of their transaction? And so, what we’re going to see happen is that there’s going to be a new set of capabilities, a new set of products around personal privacy, around securing transactions online. And that’s what you can expect us to do in the consumer business. We’re not just going to continue to do what we did in 1990. We have to continue to innovate. We have to continue to deliver and help solve the specific new sets of problems that customers are dealing with.
Unidentified Audience Member
Let me follow-up that question. There’s been some market speculation that Microsoft taking so long to get into the market because of the Hillgrade patent. Can you discuss whether or not they’ve approached you guys about licensing that patent?
Enrique Salem - Symantec Corp — SVP of Security Solutions
We’re always talking to Microsoft about a range of things. They definitely are a company that doesn’t leave anything to chance. We don’t leave anything to chance. I can’t really comment that they’ve talked to us about it. They haven’t talked to me about it. But I think at this point, you can
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Final Transcript
Mar. 08. 2005 / 11:30AM, SYMC — Symantec at Deutsche Bank Securities Inc. Global Software Conference —
expect that the Hillgrade patent is well understood. People know it’s out there. It’s part of the public record. You can read the patent, and I’d be surprised if somebody in Redmond hadn’t read it.
Todd Raker – Deutsche Bank Securities
Any questions from the audience?
Unidentified Audience Member
Over the past 2 years, I’ve been questioned about the VERITAS sales force and whether they’re effective in executing, how effectively they’re executing? Do you think Symantec can do a better job executing on that sales force in terms of consistency?
Enrique Salem - Symantec Corp — SVP of Security Solutions
I think one of the things that we talk a lot about is what’s our coverage model going to be? How are we going to make sure we reach more customers? And we tend to we segment the market. We basically go in and say above 5,000 users, we have a very specific model that we’re going to use to make sure we understand what a customer is interested in buying.
So to drive consistency, I say this to folks all the time, is you got to know where the opportunities. Once you’ve identified the opportunity, then what you have to do is you have to win the business. But the first step is knowing who wants to buy the products in your portfolio. The good news is our portfolio now will have probably about 150 different products, the VERITAS products and the Symantec products. And so to drive that consistency, it’s about opportunity identification, having a coverage model that has a Symantec sales rep, and now from the combined Symantec-VERITAS sales organization, that is basically able to see that opportunity.
When we open for business in the combined company, we will have over 4,000 sales people. That gives us significant coverage across the entire enterprise space. That’s what exciting to us. Now one thing that we will do is we will drive a certain amount of specialization. Because when you have a product portfolio that has 150 different products, you need people who can specialize on the differentiation of some of those solutions. So we will definitely have a set of specialists behind the, what I call, named account executives or the people looking after a specific account.
So the bottom line is I think the consistency will come from a sales force that is tightly managed, has great coverage. so we’ll see where all the opportunities are. And the good news is last quarter we had over 400 deals that were over $100,000. And that’s because we’re starting to see customers buy into the broader portfolio. They’re starting not just to buy 1 solution from Symantec or one product from Symantec, but they’re starting to buy multiple products. So our goal is how do we bring that same level of multi-product sale to include the products from VERITAS?
Todd Raker – Deutsche Bank Securities
If you look at the consumer state, can you talk about the role of the OEM channel and the emerging ISP channel, and what are the implications in terms of the economics to you guys? Are you seeing the channel capture more of the value stream?
Enrique Salem - Symantec Corp — SVP of Security Solutions
I think one of the things that we’re seeing is that the OEM market is important to us. And I’ll talk about the ISPs in a moment. What we think about is we’re in a content business or a subscription business. And that’s a huge differentiator for us. We’ve talked about Microsoft. We have spent the better part of 15 years building out an ability to be able to respond very, very quickly to any new threats. And so, when you think about the OEM channel, what you end up doing is you want to get your product or your technology onto as many machines as possible. And we’ve had tremendous success working with the likes of Dell and HP and Sony and others. And once we get our technology onto that OEM’s machine, what we’ve been able to do effectively is to monazite the renewal, to monazite the subscription. We’ve taken our subscription — when I was in this business previously, an anti-virus subscription was at $3.95. That’s the initial subscription we made in 1998. Today that subscription is worth $24, actually 25. It’s $24.95. So what we’ve been able to do in the OEM channel is get the technology out and then monazite the back end on the customer subscribing or updating their subscription.
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Final Transcript
Mar. 08. 2005 / 11:30AM, SYMC — Symantec at Deutsche Bank Securities Inc. Global Software Conference —
The second thing that Todd asked about was the ISP market. What we’ve done to date is we’ve had a tremendous presence on the ISP’s infrastructure. So if you look at it, Symantec today is protecting over 450 million Internet mailboxes. We are dealing today here in the U.S. alone with 9 of the 12 largest ISPs . They use our software to protect their customers. Now what we think about is that strong position has actually come on the server side. We’re doing a lot of work to also help the ISPs create more value on the client side.
We talk about the AOL deal; that’s come up a number of different times. And that’s a move where AOL was trying to retain customers because they used to have 30 plus million subscribers; they’re now down to the low 20 million area. I don’t see the same actions happening in our cable providers. Our cable providers today — Comcast, Cox, Charter — they’re trying to create premium services so that they can more effectively drive revenue from that subscriber.
So what we see, absolutely, is an opportunity not only to protect the ISPs and their customers on the infrastructure side, but also an opportunity to monazite the endpoint or the end user and do a revenue share with the ISP that really allows us to make more money in conjunction with the ISP, and that’s what we think will be a trend, especially in the broadband world.
Todd Raker – Deutsche Bank Securities
Any questions from the audience? All right, let me go to a business that’s near and dear to your hear right now. You guys announced the renewal of the Microsoft relationship. Can you give us some insight in terms of the process there, especially with Microsoft potential entry into the consumer-side. And can you give us a feel from an economic perspective whether it’s as attractive as the first version of the deal — you know, any attempt to quantify that would be useful.
Enrique Salem - Symantec Corp — SVP of Security Solutions
A couple comments on that. First, yes, we did renew the agreement that we have with MSN, and a lot of that information was public because (inaudible) had filed an S1. And so, we actually got better economics this time than we did last time. So we were actually able to improve the economics on the deal. I think the thing that’s important is why is that possible, and the reason it’s possible is because we’ve had significant differentiation in the email security space.
What it comes down to is something pretty fundamental. If you use email, you do not want to miss a legitimate message. It might — you prefer to have an extra piece of Spam in your inbox than to miss an important message. And if my wife tells me I need to be home to pick up my daughter and that gets blocked by my Spam filter, that’s bad news. So, what I need to be able to do is make sure that legitimate mail gets delivered. What we’ve been able to do in our capabilities is, basically, we have a false positive rate which means we don’t block legitimate mail of better than 1 in 1 million. That was very important to Microsoft because they can’t afford to block legitimate mail to their MSN users.
The other thing that we’ve done is we’ve helped them reduce the total cost of managing their infrastructure because when Brightmail Technology, Symantec Brightmail Technology, determines that a message is Spam, Microsoft is deleting it. So what that means is they don’t have to store, or put in a folder, a lot of that content. Bottom line is low false positive rate is helping Microsoft reduce their total cost of managing that infrastructure. So were able to renew that agreement, and as I mentioned, I think the economics are even more favorable than they were previously.
Unidentified Audience Member
Last question for you before we break for lunch, if the deal goes through, I was anticipating you guys are going to have about $5 billion of cash on the balance sheet. And John has clearly hinted that some of that will be put to work buying your stock back. Can you address the product holes in the portfolio today and where you think you need to acquire economic functionality as you go forward?
Enrique Salem - Symantec Corp — SVP of Security Solutions
So if you look at it — we will have, actually, over $5 billion in cash before we open for business, and, you know, both companies have had share buyback programs, and also Don has said that that’ll be something that the new board will definitely look at it, you know, once they meet for the first time as a combined company. We look at the product portfolio — you know, we’re also looking at what are our core business, and when you think about it, the endpoint. And that endpoint with the client is being defined in a broader and broader way every day. So, it used to be a desktop computer with the endpoint was Home or in the Enterprise. That expanded to being laptops, mobile devices, pretty much any server can also be
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Final Transcript
Mar. 08. 2005 / 11:30AM, SYMC — Symantec at Deutsche Bank Securities Inc. Global Software Conference —
considered an endpoint. So you can expect us to continue to invest in what we do to protect endpoints. We have great capabilities there, but there’s new types of problems — you know, the mobile space. So again, you can expect us to be looking at what those opportunities are.
I think that we also think a lot about expanding our service capabilities. So we’ve done a number of acquisitions in the service space, and you can expect us to continue to look at what opportunities we have to expand our service offerings. But at the end of the day, there’s a lot between a thought and a deal. So we’ll continue to look at those opportunies, and over the next 12 months you can expect that we will continue to extend our portfolion, extend the products and services that we can offer to our customers. I don’t know that there’s any big, glaring area that we’re concerned about, but in general, we’ll continue to expand the portfolio.
Todd Raker – Deutsche Bank Securities
Ok, I want to thank Enrique for his time. Lunch is going to be down at the end of the hallway, starts at 12 o’clock.
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